Exhibit 1

Supplemental Information

Newly issued PFRS effective in 2019

PFRS 16, Leases (“PFRS 16”)

In summary, beginning January 1, 2019, PFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Holdings Philippines, Inc. and Subsidiaries adopted PFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2018 as follows:

(Thousands of Philippine Pesos)	As of January 1, 2018
Assets for the right-of-use	2,167,178
Deferred income tax assets	1,067,565
Deferred income tax liability	(92,674)
Lease liabilities	2,318,299

Retained earnings [1]	1,951,819

[1]

The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX Holdings Philippines, Inc. and Subsidiaries modified the previously reported income statement for the six-month period ended June 30, 2018 to give effect to the retrospective adoption of PFRS 16, as follows:

SELECTED INFORMATION INCOME STATEMENT	As originally reported		As modified
(Thousands of Philippine Pesos)	Jan-Jun	Second Quarter	Jan-Jun	Second Quarter
Revenues	11,879,333	5,988,074	11,879,333	5,988,074
Cost of sales	(6,922,603)	(3,477,178)	(6,882,862)	(3,457,227)
Operating expenses	(3,937,242)	(2,048,106)	(3,902,777)	(2,029,690)
Other expenses, net	14,321	12,045	14,321	12,045
Financial expenses and others, net	(855,805)	(400,277)	(1,001,241)	(465,102)

Earnings before income tax	178,002	74,556	106,774	48,100
Income tax	(712,842)	(709,678)	(691,502)	(701,762)

Earnings from continuing operations	(534,840)	(635,122)	(584,728)	(653,662)

As of June 30, 2019 and December 31, 2018, assets for the right-of-use amounted to PHP 1,932 million and PHP 2,151 million, respectively. In addition, financial liabilities related to lease contracts amounted to PHP 2,112 million as of June 30, 2019 and PHP 2,360 million as of December 31, 2018. These amounts of financial liabilities as of June 30, 2019 and December 31, 2018 are not included in the “Debt Information” section appearing on page 4 of the 2nd Quarter 2019 Report.